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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                     ------------------------------------

                        SCHEDULE 13D (AMENDMENT NO. 11)
                   Under the Securities Exchange Act of 1934

                     Family Steak Houses of Florida, Inc..
                     ------------------------------------
                               (Name of Issuer)

                    Common Stock, Par Value $.01 Per Share
                     ------------------------------------
                        (Title of Class of Securities)

                              CUSIP Number:  307059105

                              Glen F. Ceiley
                              Bisco Industries, Inc.
                              704 W. Southern Ave.
                              Orange, CA  92865
                              (714) 283-7140

                     ------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                April 22, 1999
                     ------------------------------------
            (Date of Event which Requires Filing of this Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: ( )


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                                 SCHEDULE 13D

CUSIP No. 307059105

      1. Name of Reporting Person

         Mr. Glen F. Ceiley

      2. Check the Appropriate Box if a Member of a group (a) (X)
                                                          (b) ( )
      3. SEC Use Only

      4. Source of Funds

         PF

      5. Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e) ( )

      6. Citizenship or Place of Organization

         U.S.A.

Number of      7. Sole Voting Power
Shares
Beneficially      22,494 shares of Common Stock
Owned By
Each           8. Shared Voting Power
Reporting
Person            448,829 shares of Common Stock (See Item 5)
With
               9. Sole Dispositive Power

                  22,494 shares of Common Stock

              10. Shared Dispositive Power

                  448,829 shares of Common Stock (See Item 5)

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    471,323 shares of Common Stock (See Item 5)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares                         ( )

13. Percent of Class Represented by Amount in Row (11)

    19.9%

14. Type of Reporting Person

    IN

                                       2
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                                  SCHEDULE 13D

CUSIP No. 307059105

     1. Name of Reporting Person

        Bisco Industries, Inc.

     2. Check the Appropriate Box if a Member of a Group  (a) (X)
                                                          (b) ( )
     3. SEC Use Only

     4. Source of Funds

        WC

     5. Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    ( )

     6. Citizenship or Place of Organization

        Illinois

Number of      7. Sole Voting Power
Shares
Beneficially      344,031 shares of Common Stock (See Item 5)
Owned By
Each
Reporting      8. Shared Voting Power
Person
With              0

               9. Sole Dispositive Power

                  344,031 shares of Common Stock (See Item 5)


              10. Shared Dispositive Power

                  0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    344,031 shares of Common Stock (See Item 5)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares         ( )

13. Percent of Class Represented by Amount in Row (11)

    14.5%

14. Type of Reporting Person
    CO

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

                                  SCHEDULE 13D

CUSIP No. 307059105

     1. Name of Reporting Person

        Bisco Industries, Inc. Profit Sharing and Savings Plan

     2. Check the Appropriate Box if a Member of a Group  (a) (X)
                                                          (b) ( )

     3. SEC Use Only

     4. Source of Funds

        00
     5. Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)   ( )

     6. Citizenship or Place of Organization

        U.S.A.

Number of       7. Sole Voting Power
Shares
Beneficially       104,798 shares of Common Stock (See Item 5)
Owned By
Each
Reporting       8. Shared Voting Power
Person
With               0

                9. Sole Dispositive Power

                   104,798 shares of Common Stock (See Item 5)

               10. Shared Dispositive Power

                    0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    104,798 shares of Common Stock (See Item 5).

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares   ( )

13. Percent of Class Represented by Amount in Row (11)
    4.4%

14. Type of Reporting Person
    EP

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Item 1.  Security and Issuer
         -------------------

         This Amendment No. 11 to Schedule 13D constitutes an amendment to the
Schedule 13D filed with the Securities and Exchange Commission on December 26, 1996 by Glen F. Ceiley ("Mr.Ceiley"), Bisco Industries, Inc. ("Bisco") and the Bisco Industries, Inc. Profit Sharing Plan (the "Plan") (collectively, the "Reporting Persons"), with respect to shares of common stock, $.01 par value per share (the "Shares"), of Family Steak Houses of Florida, Inc., a Florida corporation (the "Issuer") (the Schedule 13D, as previously amended, is referred to herein as the "Schedule"). Except as set forth herein, there has been no material change in the information set forth in the Schedule.

Item 2.   Identity and Background
          -----------------------

          Item 2 to Schedule 13D is amended as follows;

          (a)-(c), (f). This Amendment No.11 to Schedule 13D is being filed by Mr. Glen F. Ceiley ("Mr. Ceiley"), Bisco Industries, Inc., and Illinois corporation ("Bisco"), and the Bisco Industries, Inc. Profit Sharing and Savings Plan (the "Plan "). Mr. Ceiley, Bisco, and the Plan are hereinafter collectively referred to as the "Reporting Persons", "to amend the Schedule 13D which was originally dated December 26, 1996.

          Mr. Ceiley's principal employment is president of Bisco and his business address is 704 W. Southern Ave., Orange, CA 92865. Mr. Ceiley is a citizen of the United States of America.

          Bisco's principal business is the distribution of fasteners and electronic components. Bisco is an Illinois corporation. Its principal office is located at 704 W. Southern Ave., Orange, CA 92865. Mr. Ceiley owns 100% of the voting common stock of Bisco, and is a director and chief executive officer of Bisco.

          The Plan was adopted by the Board of Directors of Bisco for the exclusive benefit of eligible Bisco employees. The Plan's business address is 704 W. Southern Ave., Orange, CA 92865. Mr. Ceiley is the sole trustee of the Plan.

          (d) and (e). During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws except that in May 1998, Bisco, without admitting or denying any allegations, consented to the entry by the Securities and Exchange Commission of an order requiring Bisco to cease and desist from committing or causing violations of Rule 10b-13 of the Securities and Exchange Act of 1934. The order resulted from an inquiry related to Bisco's purchase of certain shares of common stock during the pendency of its tender offer.

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Item 4. Purpose of Transaction
        ----------------------

Item 4 of this Schedule is amended to add the following:

     On or about April 23, 1999 Bisco delivered a letter to the Issuer, a copy of which is attached hereto and incorporated herein by reference, to nominate (the "Nomination Letter") Glen F. Ceiley, Jay Conzen, Stephen Catanzaro and William L. Means, as set forth therein, to the Issuer's Board of Directors at the Annual Meeting of Shareholders of the Issuer scheduled to be held on July 1, 1999.

     On or about April 23, 1999, Bisco served the Issuer with the Nomination Letter, which the Reporting Persons believe satisfies the notice requirements set forth in Section 3.13 of the Bylaws of the Issuer as to the nomination of such persons for election to the Board of Directors. The Reporting Persons filed a Preliminary Proxy Solicitation Statement with the Securities and Exchange Commission on April 23, 1999 in order to solicit proxies from the shareholders of the Issuer in order elect its nominees to the Issuer's Board of Directors at the 1999 Annual Meeting. A copy of the Nomination Letter in filed as an exhibit to this Schedule 13D and incorporated herein by reference.

    Upon final approval from the Securities and Exchange Commission for its proxy solicitation materials the Reporting Persons will commence their solicitation of shareholders of the Issuer.

Item 7. Material to be Filed as Exhibits
        --------------------------------

                                                                     Page Number
                                                                     -----------
Exhibit 1. - Nomination Letter to the Issuer dated April 22, 1999.       10



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                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  April 26, 1999



                           Glen F. Ceiley
                    --------------------------
                    Name:  Glen F. Ceiley


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                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  April 26, 1999



                         Bisco Industries, Inc.


                                Glen F. Ceiley
                          ---------------------------------
                          Name: Glen F. Ceiley
                          Title: President

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                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  April 26, 1999


                    Bisco Industries, Inc.
                    Profit Sharing And Savings Plan


                           Glen F. Ceiley
                    _______________________________
                    Name:  Glen  F. Ceiley
                    Title: Trustee


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